Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM COMPLETES LICENSING AND DISTRIBUTION AGREEMENT

WITH NIPPON SHINYAKU FOR ONCE-DAILY TRAMADOL IN JAPAN

LAVAL, Québec (April 8, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced its wholly owned subsidiary, Labopharm Europe Limited, has completed a licensing and distribution agreement for once-daily tramadol with Nippon Shinyaku Co., Ltd. of Japan.

Labopharm will receive an up-front payment upon signature of the agreement and is eligible to receive additional payments related to the achievement of certain regulatory and commercialization milestones.

Under the terms of the agreement, Nippon Shinyaku has the exclusive right to market and sell Labopharm's once-daily tramadol product in Japan.  Labopharm will supply Nippon Shinyaku with unpackaged tablets and will receive a fixed transfer price, as well as a royalty on net sales of the product. Regulatory approval in Japan may require additional clinical trials and Nippon Shinyaku will assume all costs related to the clinical and regulatory approval process.

About Nippon Shinyaku Co., Ltd.

Nippon Shinyaku aims to be trusted and respected by the society as an indispensable entity with significance of existence in the healthcare industry. Based on the management philosophy of “Contribution to the human health and the comfortable life” and the mission to continuously create high quality and unique pharmaceuticals which can be good news for patients, Nippon Shinyaku aims to meet the needs of medical practice promptly and adequately. Founded in 1919 and headquartered in Kyoto, Nippon Shinyaku Co., Ltd. has more than 1,750 employees and had sales of 63.1 billion yen (approximately US$701 million) in 2008.  Nippon Shinyaku is a publicly traded company listed on both the Tokyo and Osaka Stock Exchanges.  For more information, please visit http://www.nippon-shinyaku.co.jp/english/.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S.,

Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements, including, statements concerning the market opportunity for once-daily tramadol in Japan, statements concerning potential payments related to the commercialization of once-daily tramadol in Japan and statements concerning the Company’s portfolio of products, which reflects the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com